SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
To
Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

GraphOn Corporation
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)

388707101
(CUSIP Number of Class of Securities Underlying Options to Purchase Common Stock)

William Swain, Chief Financial Officer
GraphOn Corporation
5400 Soquel Avenue, Suite A-2
Santa Cruz, California 95062
(800) 472-7466
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Ira I. Roxland, Esq.
Joseph H. Schmitt, Esq.
SNR Denton US LLP
Two World Financial Center
New York, New York 10281
(212) 768-6700

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)
$1,030,700	$119.66

(1)
Estimated solely for purposes of calculating the amount of the filing fee. This amount assumes that all options to purchase shares of the issuer’s common stock that may be eligible for exchange in the offer will be tendered pursuant to this offer. These options covered an aggregate of 4,102,504 shares of the issuer’s common stock, and had an aggregate value of $1,030,700 as of September 14, 2011, calculated based on a binominal lattice option pricing mode.

(2)
The amount of the filing fee (previously paid), calculated in accordance with Rule 0-11(b) promulgated under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for Fiscal Year 2011 (issued December 22, 2010), equals $116.10 for each $1,000,000 of the value of the transaction. The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $119.66

Form of Registration No.: Schedule TO

Filing Party: GraphOn Corporation

Date Filed: September 14, 2011.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐       Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐       Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO filed by GraphOn Corporation (the “Company”) with the Securities and Exchange Commission on September 14, 2011, as amended and supplemented by Amendment No. 1 filed with the Securities and Exchange Commission on September 23, 2011 (as amended and supplemented, the “Schedule TO”), in connection with the Company’s offer to employees and directors to exchange certain options to purchase shares of the Company’s common stock, par value $0.0001 per share, having an exercise price greater than $0.20 per share that were granted prior to August 31, 2011, upon the terms and subject to the conditions described in the Offer to Exchange and the related Election Form previously filed with the SEC as Exhibits (a)(1) and (a)(3) to the Schedule TO.

Except as specifically provided in this Amendment No. 2, the information contained in the Schedule TO and exhibits filed therewith remains unchanged.

Item 4.                      Terms of the Transaction.

Item 4, subparagraph (a) of the Tender Offer Statement is hereby amended and supplemented to add the following:

“The offer expired at 12:00 a.m., midnight, Eastern Time, on October 12, 2011, which is the time immediately prior to 12:01 a.m., Eastern Time, on October 13, 2011. Pursuant to the offer, participants tendered, and the Company accepted for exchange, 3,447,500 eligible options, representing approximately 84.0% of the total number of eligible options. Pursuant to the terms and conditions of the Offer to Exchange, the Company cancelled all tendered options and, in exchange for such tendered options, immediately thereafter granted an aggregate of 3,447,500 new options. The exercise price of the new options is $0.202 per share, which was the closing price of the Company’s common stock on October 12, 2011, as reported by the OTC Bulletin Board.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GraphOn Corporation

By:	/s/ William Swain
William Swain
Secretary and Chief Financial Officer

Date:	October 17, 2011